For the Period Ending December 31, 1996
                                                            File Number 811-7662
                                                           CIK Number 0000902042


SUB-ITEM 77C:     MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS
SUB-ITEM 77H:     CHANGES IN CONTROL OF REGISTRANT
SUB-ITEM 77M:     MERGERS

The following answers the questions identified above.

At a special meeting of the shareholders of the Leeb Personal Finance Trust/Leeb Personal Finance Fund on November 15, 1996, shareholders approved the reorganization of the Leeb Personal Finance Fund into the MegaTrends Fund, a new series of the U.S. Global Accolade Funds. The reorganization provided for:

         (a)   the  transfer  of all Leeb  Personal  Finance  Fund assets to the
               newly-created   series  of  U.S.   Global  Accolade  Funds  named
               MegaTrends Fund in exchange for shares of the MegaTrends Fund;

         (b)   the  prorated   distribution   of   MegaTrends   Fund  shares  to
               shareholders of the Leeb Personal Finance Fund; and

         (c) the dissolution and deregistration of the Leeb Personal Finance Fund as an investment company.

The vote in favor of items (a) through (c) authorized:

         (a) approval of an advisory agreement between the MegaTrends Fund and U.S. Global Investors, Inc. (the "Advisor") and a Sub-Advisory Agreement among the Fund, the Advisor and Money Growth Institute, Inc. (the "Sub-Advisor");

         (b) approval of a proposed distribution plan for the shares of the MegaTrends Fund; and

         (c) selection of Price Waterhouse LLP as independent accountant of the MegaTrends Fund.

The shareholders approved the plan of reorganization on November 15, 1996, with shares voted as follows: in favor of the proposal, 90.8 percent; in opposition,
7.1 percent; abstaining, 2.1 percent.

The consolidation was effected after shareholder approval on November 15, 1996.